Pricing Term Sheet Dated June 26, 2013

Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

relating to the

Preliminary Prospectus Supplement

dated June 26, 2013 and

Prospectus dated April 18, 2013

Registration Statement No. 333-187994

ITC Holdings Corp.

4.05% Notes due 2023

5.30% Notes due 2043

This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement and Registration Statement referred to above.  This pricing term sheet supplements the Preliminary Prospectus Supplement.

Issuer:	ITC Holdings Corp. (the “Issuer”)

Title:	4.05% Notes due 2023 (the “2023 Notes”) 5.30% Notes due 2043 (the “2043 Notes”)

Security Type:	SEC registered

Ratings*:	Baa2 by Moody’s Investor Service, Inc. BBB by Standard & Poor’s Ratings Services

Size:	2023 Notes: $250,000,000 2043 Notes: $300,000,000

Net Proceeds (before expenses):	$544,233,500

Use of Proceeds:

The net proceeds from this offering will be used to repay the Issuer’s $267.0 million aggregate principal amount of 5.25% Senior Notes due July 15, 2013 and $200.0 million term loan entered into in 2012 and for general corporate purposes, which may include the repayment of other indebtedness and will initially hold the proceeds to be used for general corporate purposes in cash.

Interest Payment Dates:	2023 Notes: January 1 and July 1 of each year, beginning January 1, 2014 2043 Notes: January 1 and July 1 of each year, beginning January 1, 2014

Maturity Date:	2023 Notes: July 1, 2023 2043 Notes: July 1, 2043

Trade Date:	June 26, 2013

Settlement Date:	July 3, 2013 (T+5)

Coupon (Interest Rate):	2023 Notes: 4.05% per annum, accruing from July 3, 2013 2043 Notes: 5.30% per annum, accruing from July 3, 2013

Price to Public:	2023 Notes: 99.715%, plus accrued interest, if any

2043 Notes: 99.732%, plus accrued interest, if any

Yield to Maturity:	2023 Notes: 4.085% 2043 Notes: 5.318%

Spread to Benchmark Treasury:	2023 Notes: 155 bps 2043 Notes: 175 bps

Benchmark Treasury:	2023 Notes: 1.750% due May 15, 2023 2043 Notes: 3.125% due February 15, 2043

Benchmark Treasury Yield:	2023 Notes: 2.535% 2043 Notes: 3.568%

Make-Whole/Optional Redemption:

2023 Notes: At any time before three months prior to maturity, redeemable at make-whole of T+25. At any time on or after three months prior to maturity, redeemable at par.

2043 Notes: At any time before six months prior to maturity, redeemable at make-whole of T+30. At any time on or after six months prior to maturity, redeemable at par.

CUSIP/ ISIN:	2023 Notes: 465685 AG0/US465685AG09 2043 Notes: 465685 AH8/US465685AH81

Denominations:	$2,000 or any integral multiple of $1,000 in excess thereof.

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. Wells Fargo Securities, LLC Barclays Capital Inc. J.P. Morgan Securities LLC

Co-Manager:	PNC Capital Markets LLC

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal by the assigning rating organization at any time. Each rating should be evaluated independently of any other rating.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them by calling Morgan Stanley & Co. LLC toll free at 1-(866)-718-1649, Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037, Deutsche Bank Securities Inc. toll free at 1-800-503-4611 and Wells Fargo Securities, LLC toll free at 1-800-326-5897.